ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated May 31, 2024

Trigger Callable Contingent Yield Securities with Daily Coupon Observation due on or about June 11, 2026

Based on the worst performing of the shares of the Energy Select Sector SPDR® Fund, the shares of the Financial Select Sector SPDR® Fund and the shares of the Utilities Select Sector SPDR® Fund

This document provides a summary of the terms of the Trigger Callable Contingent Yield Securities with Daily Coupon Observation (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying fund and must be willing to accept the risk of not receiving any contingent coupons over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying funds:

Shares of the Energy Select Sector SPDR® Fund (Bloomberg Ticker: “XLE UP”)

Shares of the Financial Select Sector SPDR® Fund (Bloomberg Ticker: “XLF UP”)

Shares of the Utilities Select Sector SPDR® Fund (Bloomberg Ticker: “XLU UP”)

Stated principal amount:	$1,000.00 per security
Trade date:	Expected to be June 7, 2024
Original issue date:	Expected to be June 12, 2024 (3 business days after the trade date; see preliminary pricing supplement).
Final determination date:	Expected to be June 8, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be June 11, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Issuer call feature:

UBS may elect, on or before any observation end date (other than the final determination date), to call the securities at its discretion in whole, but not in part (an “issuer call”), on the coupon payment date corresponding to such observation end date (the “call settlement date”), regardless of the closing prices of the underlying funds on such observation end date.

Issuer call amount:

If UBS elects to call the securities, UBS will pay you on the call settlement date a cash payment per security equal to the stated principal amount plus any contingent coupon otherwise due, and no further payments will be made on the securities. Before UBS elects to call the securities, UBS will deliver written notice to the trustee by the applicable observation end date.

Contingent coupon:

If the closing price of each underlying fund is equal to or greater than its coupon barrier on each trading day during the applicable observation period (including the final observation period), UBS will pay you the contingent coupon for that observation end date on the corresponding coupon payment date.

If the closing price of any underlying fund is less than its coupon barrier on any trading day during an observation period, the contingent coupon for that observation period will not accrue or be payable and UBS will not make any payment to you on the corresponding coupon payment date.

The contingent coupon is a fixed amount based upon equal quarterly installments at the contingent coupon rate.

The contingent coupon per security that would be applicable to each coupon payment date for which the closing price of each underlying fund is equal to or greater than its coupon barrier on each trading day during the applicable observation period will be: $23.75

Contingent coupons on the securities are not guaranteed. UBS will not pay you the contingent coupon for any observation end date on which the closing price of any underlying fund is less than its coupon barrier.

Contingent coupon rate:	The contingent coupon rate is 9.50% per annum.
Coupon payment dates:

Expected to be September 12, 2024, December 12, 2024, March 12, 2025, June 12, 2025, September 11, 2025, December 11, 2025, March 12, 2026 and the maturity date, subject to postponement for non-business days and as described under “General Terms of the Securities — Payment Dates” and “— Maturity Date” in the accompanying product supplement. References in the accompanying product supplement to one or more “payment dates” shall mean the coupon payment dates for purposes of the market disruption event provisions in the accompanying product supplement.

Observation end dates:

Expected to be September 9, 2024, December 9, 2024, March 7, 2025, June 9, 2025, September 8, 2025, December 8, 2025, March 9, 2026, June 8, 2026, subject to postponement for non-trading days and certain market disruption events (as described under “General Terms of the Securities — Valuation Date — Final Valuation Date” and “— Market Disruption Events” in the accompanying product supplement). We also refer to June 8, 2026 as the final determination date.

Observation period

The first observation period will consist of each day from but excluding the trade date to and including the first observation end date, subject to postponement in the event of a market disruption event as described in the first paragraph of “General Terms of the Securities — Market Disruption Events — For Securities that reference a valuation period” in the accompanying product supplement. Each subsequent observation period will consist of each day from but excluding the prior observation end date to and including the next following observation end date. References in the accompanying product supplement to one or more “valuation periods” shall mean the observation periods for purposes of the market disruption event provisions in the accompanying product supplement.

Payment at maturity:

●If UBS does not elect to call the securities and the final price of each underlying fund is equal to or greater than its trigger level, UBS will pay you a cash payment per security on the maturity date equal to the stated principal amount of $1,000 plus any contingent coupon otherwise due on the maturity date.

●If UBS does not elect to call the securities and the final price of any underlying fund is less than its trigger level, UBS will pay you a cash payment per security on the maturity date that is significantly less than the stated principal amount, if anything, equal to:

$1,000 x (1 + Underlying Return of the Worst Performing Underlying Fund)

You will lose a significant portion or all of your initial investment if UBS does not elect to call the securities and the final price of any underlying fund is less than its trigger level.

Underlying return:	With respect to each underlying fund, the quotient, expressed as a percentage, of the following formula: Final Price – Initial Price Initial Price
Worst performing underlying fund:	The underlying fund with the lowest underlying return as compared to any other underlying fund.
Coupon barriers:	With respect to each underlying fund, 65.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Trigger level:	With respect to each underlying fund, 65.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Initial price:	With respect to each underlying fund, the closing price of such underlying fund on the trade date.
Final price:	With respect to each underlying fund, the closing price of such underlying fund on the final determination date.
CUSIP / ISIN:	90307DUM2 / US90307DUM28
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.00% of the aggregate principal amount.
Estimated initial value:	Expected to be between $935.30 and $965.30 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/1114446/000183988224017179/ubs_424b2-10395.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical trigger level of 65.00% of the hypothetical initial price of the worst performing underlying fund and are purely hypothetical (the actual terms of your security will be determined on the trade date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if UBS does not elect to call the Securities

Change in Worst Performing Underlying Fund	Payment at Maturity (excluding any contingent coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-35.00%	$1,000.00
-36.00%	$640.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

A-1

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

￭Risk of loss at maturity.

￭The stated payout from the issuer applies only if you hold your securities to maturity.

￭You may not receive any contingent coupons with respect to your securities

￭Your potential return on the securities is limited, you will not participate in any appreciation of the underlying funds.

￭Greater expected volatility with respect to, and lower expected correlation among, the underlying funds generally reflects a higher contingent coupon rate and a higher expectation as of the trade date that the final price of any of the underlying fund could be less than its trigger level.

￭UBS may elect to call the securities and the securities are subject to reinvestment risk.

￭An investment in securities with contingent coupon and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features.

Risks Relating to Characteristics of the Underlying Funds

￭You are exposed to the market risk of each underlying fund.

￭Because the securities are linked to the worst performing underlying fund, you are exposed to a greater risk of receiving no contingent coupons and losing a significant portion or all of your initial investment at maturity than if the securities were linked to a single underlying fund or fewer underlying funds.

￭Market risk.

￭There can be no assurance that the investment view implicit in the securities will be successful.

￭The underlying funds are ETFs and their value may not completely track the value of its underlying constituents.

￭Fluctuation of NAV.

￭ No affiliation with the underlying fund issuers or their investment advisers.

￭Failure of an underlying fund to track the level of its target index.

￭The underlying funds utilize a passive indexing investment approach.

￭The securities are subject to risks associated with the energy sector.

￭The securities are subject to risks associated with the financial sector.

￭The securities are subject to risks associated with mortgage REITs.

￭The securities are subject to risks associated with the utilities sector.

Estimated Value Considerations

￭The issue price you pay for the securities will exceed their estimated initial value.

￭The estimated initial value is a theoretical price; the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the trade date may differ from the estimated initial value.

￭Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the trade date.

Risks Relating to Liquidity and Secondary Market Price Considerations

￭There may be little or no secondary market for the securities.

￭The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

￭Price of securities prior to maturity.

￭Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

￭Potential conflicts of interest. Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

￭Potentially inconsistent research, opinions or recommendations by UBS.

￭We may engage in business with or involving one or more underlying fund issuers or investment advisers without regard to your interests.

￭Potential UBS impact on an underlying fund.\

￭Following certain events, the calculation agent can make adjustments to the underlying funds and terms of the securities that may adversely affect the market value of, and return on, the securities. \

Risks Relating to General Credit Characteristics

￭Any payment on the securities is subject to the creditworthiness of UBS. \

￭The securities are not bank deposits. \

￭If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder

Risks Relating to U.S. Federal Income Taxation

￭Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” herein and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Funds

For information about the underlying funds, including historical performance information, see “Information About the Underlying Funds” in the preliminary pricing supplement.

A-2